

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Brian Altounian
Chief Executive Officer
WOWIO, Inc.
9465 Wilshire Blvd., Suite 3015
Beverly Hills, CA 90212

     Re: **WOWIO, Inc.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed October 25, 2013
              File No. 333-184529

Dear Mr. Altounian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to update for any developments resulting from the October 31, 2013, deadline imposed by TCA's Motion for Entry of Default Judgment. Provide detailed disclosure summarizing the rights and obligations of each party at this time. Please explain the basis for the Clerk's Entry of Default against you under the Prospectus Summary and Legal Proceedings. Disclose the amount of the claim sought by TCA and explain the procedure(s) by which you may dispute the amount in question. It is not entirely clear what portions of the claim or future damages are in dispute. Furthermore, please revise to ensure your descriptions of the TCA default matter are consistent. For example, refer to Note 6 on page F-68.

Prospectus Summary, page 5

2. Notwithstanding the potential for continued litigation and negotiations to resolve the TCA matter, please revise to assess your ability to comply with your obligations in the event of a default judgment. Provide quantitative analysis to support your determination. Refer to comment 3 herein for additional guidance. Further, revise your disclosure here, and under Risk Factors and Management's Discussion and Analysis, to indicate that TCA is seeking to foreclose on all of the company's assets. If you determine that you will be unable to meet your obligations in the event of a default judgment then disclose that the company will cease doing business for failure to comply with the default judgment. Please provide revised disclosure under Risk Factors and Management's Discussion and Analysis as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

3. We note your response to comment 6 indicating that the carrying values of all of your balance sheet assets are now subject to foreclosure action by TCA. Given the materially of the impact of such of a foreclosure event please see Instructions 1 and 3 to Item 303(a) of Regulation S-K and expand your disclosure to include a robust discussion of the known potential impact of foreclosure by TCA on your future results and financial condition. Please address the following:

   - Specify the assets subject to such foreclosure and quantity the impact of their potential foreclosure on your financial position;

   - Describe how you plan to account for prepaid consulting and other assets reported in your June 30, 2013 financial statements in event of foreclosure;

   - Identify the balance sheet liabilities subject to satisfaction in the foreclosure action and quantify the range of impact of foreclosure on your outstanding obligations;

   - Describe TCA's recourse rights and the extent to which you might be subject to a claim for a deficiency judgment;

   - Describe and quantify the known impact and related uncertainties of such a foreclosure on your future operating result and liquidity; and

   - Indicate whether you expect to seek protection or liquidation in bankruptcy.

Revolving Loan, page 28

4. We note that TCA formally served you with a Demand Notice for repayment of defaulted loans. However, please revise your disclosure to account for the current status of the

TCA matter. For example, the following statement, "The Company is seeking alternative forms of financing to satisfy the demand of TCA and pay its obligations in full," lacks context and a detailed explanation of your financing options. Please consider and discuss factors specific to your present circumstances that impact your ability to obtain debt or equity financing necessary to fulfill your obligation under the TCA default.

Notes to Consolidated Financial Statements

5. ACQUISITIONS, page F-19

5. We note your response to comment 5 indicating that WOWIO, Inc. incurs no enforceable obligation to make royalty payments under the three Wowio LLC, Spacedog and Drunk Duck acquisitions agreements until such time as "revenue is earned on the acquired assets". We also note that the carrying value of your intangible assets, as disclosed on page F-25, has been reduced to zero as of December 31, 2012 based on your "assessment of the recoverability of such intangible assets" and your "continuing inability to meet (your) business plans". Since the recoverability of these intangible assets was based upon your expectation of future revenues earned from those assets, it appears that the related royalty obligations should be written-off accordingly.

Note – 6 Notes Payable
Revolving Loan, page F-67

6. We note that your response to comment 4 contradicts your disclosure in the third paragraph of page 68, which indicates that "a *default judgment* was entered (by the court) against the Company and its CEO".   Please clarify and update your financial statements to disclose the current status of the TCA matter. Disclose the collateral provided to TCA Global Credit Master Fund, L.P. ("TCA") under this revolving loan agreement. Describe and quantify the assets upon which TCA seeks to foreclose.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeff Cahlon
        Sichenzia Ross Friedman Ference LLP